Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Percentage Ownership	Ownership

Air Industries Machining, Corp.	New York	100%	100%

Welding Metallurgy, Inc.*	New York	100%	100%

Nassau Tool Works, Inc.	New York	100%	100%

Decimal Industries, Inc.	New York	100%	100% *

Compac Development Corporation *	New York	**	100% *

Eur-Pac Corporation	Connecticut	100%	100%

Electronic Connection Corporation	Connecticut	100%	100%

The Sterling Engineering Corporation	Connecticut	100%	100%

Air Realty Group, LLC	Connecticut	100%	100%

* To be sold pursuant to a Stock Purchase Agreement dated March 21. 2018 with CPI Aerostructures, Inc.

** Owned indirectly through Welding Metallurgy, Inc.